Exhibit 99.1

[ANGLO AMERICAN LOGO]

6 October 2004

Citigroup Global Markets Inc.,

Representative of the Initial Purchasers

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

This letter is being delivered to you in connection with a proposed Purchase Agreement (the “Purchase Agreement”) between Terra Industries Inc., a Maryland corporation (the “Company”), and you, as representative of a group of Initial Purchasers named therein, relating to an offering of      % Series A Cumulative Convertible Perpetual Preferred Shares, which will be convertible into common stock, with no par value (the “Common Stock”), of the Company.

In order to induce you and the other Initial Purchasers to enter into the Purchase Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc., directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, enter into any transaction which is designed to, or would reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned (other than the Company) or any person in privity with the undersigned or any affiliate of the undersigned (other than the Company) of, file (or participate in the filing of) a registration statement with the U.S. Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 60 days after the date of the Purchase Agreement, other than (i) shares of Common Stock disposed of as bona fide gifts approved by Citigroup Global Markets Inc., (ii) any one or more letter agreements between the Company and the undersigned pursuant to Section 9(j)(iii) of the Registration Rights Agreement, dated as of August 6, 2004 (the “Registration Rights Agreement”), among the Company, the undersigned and the other parties thereto, increasing the number of Taurus Registrable Securities (as defined in the Registration Rights Agreement), (iii) any one or more amendments of the Registration Rights Agreement, (iv) the filing of the registration statement (but not any offerings or sales pursuant thereto) contemplated by Section 1(a) of the Registration Rights Agreement, (v) the sale by the undersigned of Common Stock back to the Company or (vi) the sale by the undersigned to one or more purchasers pursuant to an

Taurus Investments S.A.

48 rue de Bragance L-1255 Luxembourg Grand Duchy of Luxembourg

Tel +352 404 110 1 Fax +352 404 110 20

Registered office as above. RC Luxembourg B 45055

A member of the Anglo American plc group

exemption from the registration requirements of the Securities Act, provided such purchaser or purchasers agree to assume the obligations of Taurus under this letter in respect of such Common Stock.

If for any reason the Purchase Agreement shall be terminated prior to the Closing Date (as defined in the Purchase Agreement), the agreement set forth above shall likewise be terminated.

This letter is governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

By:	/s/ T.A.M. Bosman
Name:	T.A.M. Bosman
Title:	Director